
02041042

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

China Petroleum & Chemical Corporation
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of :

A press announcement in English of China Petroleum & Chemical Corporation (the "Registrant") of resolutions passed at the annual general meeting held on June 13, 2002.

A press announcement in English of China Petroleum & Chemical Corporation (the "Registrant") on the payment of the final dividend and a notice of closure of the register of members.



中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

RESOLUTIONS PASSED AT THE 2001 ANNUAL GENERAL MEETING

Sinopec Corp. held its AGM on 13 June 2002 and the resolutions proposed at the AGM have been approved.

China Petroleum & Chemical Corporation ("Sinopec Corp.") held its 2001 Annual General Meeting ("AGM") at Beijing 21 Century Hotel, No. 40 Liangmaqiao Road, Chaoyang District, Beijing, PRC on Thursday, 13 June 2002 at 9:00 a.m. 20 shareholders and proxies (in aggregate holding 77,278,206,703 shares with voting right of Sinopec Corp.) attended the AGM, representing 89.13% of the total number of shares carrying a right to vote at the AGM. The AGM was held in compliance with the Company Law of the Peoples' Republic of China ("PRC") and the provisions of Sinopec Corp.'s Articles of Association. The AGM was chaired by Mr Li Yizhong, the Chairman of Sinopec Corp.. After voting by the shareholders, the following resolutions were passed:

By way of ordinary resolutions:

1. The report of the Board of Directors of Sinopec Corp. for the year ended 31 December 2001 was approved.

   Votes in favour of the resolution: 77,243,308,703 shares; and votes against the resolution: 0 share, representing 100% and 0% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

2. The report of the Supervisory Committee of Sinopec Corp. for the year ended 31 December 2001 was approved.

   Votes in favour of the resolution: 77,243,308,703 shares; and votes against the resolution: 0 share, representing 100% and 0% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

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3. The audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2001 was approved.

Votes in favour of the resolution: 77,243,308,703 shares; and votes against the resolution: 0 share, representing 100% and 0% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

4. Sinopec Corp.'s 2001 profit appropriation plan and the final dividend.

According to the financial statements of Sinopec Corp. for the year 2001 prepared in accordance with PRC Accounting rules and regulation and International Accounting Standards, the audited net profit was RMB14.018 billion and RMB16.025 billion respectively. Pursuant to the provisions of the Articles of Association of Sinopec Corp., profits available for distribution shall be the lower of the net profit calculated according to PRC Accounting rules and regulation and International Accounting Standards. Ten per cent. of the profits available for distribution shall be allocated to the statutory surplus reserve, 5-10% shall be allocated to the statutory public welfare fund, and allocations may be made to the discretionary publics reserve. Taking into account of the development of Sinopec Corp. and the shareholders' interests, using RMB14.018 billion as the base, the statutory surplus reserve and the statutory public welfare fund will each be allocated with 10% and no allocation will be made to the discretionary surplus reserve. Together with the undistributed profit of RMB5.728 billion adjusted according to the relevant stipulations of the Ministry of Finance of the PRC for the year 2000, the total profits available for distribution to the shareholders will be RMB16.924 billion. Pursuant to the undertakings set out in the prospectus in respect of the offering of A Shares, dividends to be distributed will not exceed 40% of the profits available for distribution to the shareholders. On the basis of the total number of issued shares of 86,702,439,000 at the end of year 2001, cash dividend distributable per share is RMB0.078, which will be rounded up to RMB0.08 (including tax). The total amount of cash dividend is RMB6.936 billion. The remaining RMB9.988 billion will be carried forward to year 2002.

Shareholders on the register as at 19 July 2002 will be entitled to receive the final dividend and the payment date of the final dividend is 8 August 2002

Votes in favour of the resolution: 77,244,916,703 shares; and votes against the resolution: 40,000 shares, representing 99.99995% and 0.00005% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

5. The re-appointment of KPMG Huazhen and KPMG as the PRC and international auditors, respectively, of Sinopec Corp. for the year 2002 was approved and the Board of Directors was authorised to fix their remuneration.

Votes in favour of the resolution: 77,227,036,703shares and votes against the resolution: 17,402,200 shares, representing 99.98% and 0.02% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

6. The Board of Directors was authorised to decide matters relating to the payment of interim dividends for the year 2002.

   Votes in favour of the resolution: 77,245,976,703 shares; and votes against the resolution: 60,000 shares, representing 99.99992% and 0.00008% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

By way of a special resolution:

7. The amendment to Article 13(2) of the Articles of Association of Sinopec Corp. was approved. Article 13(2) is to be amended as follows: "The business scope of the Company shall include: exploration, exploitation and sale of oil and natural gas; pipeline transmission of oil and natural gas; oil refining; production, sale, storage and delivery of petrochemicals, chemical fibres and other chemical products; wholesale, retail, storage and delivery of refined oil products and other oil products and operation of convenient stores affiliated to the service stations; electricity generation, manufacture and installation of machines; purchase, sale and supervised manufacture of raw materials, coal, motor vehicles, equipment and components; research, development and application of technology and information; import and export business, export of technology and labour."

   Votes in favour of the resolution: 77,260,806,703 shares and votes against the resolution: 17,400,000 shares, representing 99.98% and 0.02% respectively of the total number of shares held by shareholders (including proxies) present at the AGM carrying voting rights.

The AGM was witnessed by Mr He Fei, lawyer from Haiwen & Parnters, who issued a legal opinion that the assembly of, the procedures for convening, the shareholders and proxies who attended at and the procedures for voting at the AGM complied with the relevant law and regulation and the Articles of Association of Sinopec Corp., and the resolutions passed at the AGM are lawful and valid.

By Order of the Board
Zhang Honglin
Secretary to the Board of Directors
Beijing, the PRC, 13 June 2002

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中国石油化工股份有限公司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Payment of Final Dividend and Notice of Closure of Register of Members

- The board of directors of Sinopec Corp. announces that a final dividend of RMB0.08 per share will be paid on 8 August 2002 to the shareholders of Sinopec Corp. whose names appear on the register of members of Sinopec Corp. on 19 July 2002.
- The register of members of Sinopec Corp. will be closed from 19 July 2002 to 8 August 2002 (both days inclusive). Shareholders on the register as at 19 July 2002 will be entitled to receive the final dividends.

Reference is made to the announcement of the annual results of China Petroleum & Chemical Corporation ("Sinopec Corp.") for the year ended 31 December 2001 and the Annual General Meeting of the shareholders for the year 2001.

The board of directors of Sinopec Corp. announces that shareholders had approved the payment of a final dividend at the Annual General Meeting of Sinopec Corp. held on 13 June 2002. Sinopec Corp. will pay a final dividend of RMB0.08 per share on 8 August 2002 to the shareholders of Sinopec Corp. whose names appear on the register of members of Sinopec Corp. at the close of business on 19 July 2002. The register of members in respect of H Shares of Sinopec Corp. will be closed from 19 July 2002 to 8 August 2002 (both days inclusive). Shareholders on the register as at 19 July 2002 will be entitled to receive the final dividends.

In order to qualify for the final dividend for H Shares and A Shares, all share certificates regarding H Shares, accompanied by the completed transfer forms, must be lodged with Sinopec Corp.'s share register, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by 4:00 p.m. on 18 July 2002. Sinopec Corp. will make a separate announcement in respect of the payment of the year 2001 final dividend to the holders of A Shares.

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Dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on foreign shares will be paid in Hong Kong dollars. According to the Articles of Sinopec Corp., the exchange rate for dividends to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollars to Renminbi announced by The People's Bank of China during the calendar week prior to the date of declaration of dividends. For the purpose of the abovementioned final dividend, the date of the declaration is 13 June 2002. The average mean price of 100 Hong Kong dollars published by The People's Bank of China over a period of one calendar week prior to the declaration of the dividend (3 June 2002 to 7 June 2002) is RMB106.0520. Applying that average, the dividend for each H Share is HK$0.0754.

By Order of the Board
Zhang Honglin
Secretary to the Board of Directors
Beijing, the PRC, 13 June 2002

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: 张洪林

Name: Zhang Honglin

Title: Company Secretary

Date: June 14, 2002